                                                  Filed by deCODE genetics, Inc.
                Pursuant to Rule 425 under the Securities Act of 1933 as amended
                                   Subject Company: MediChem Life Sciences, Inc.
                                                             File No.: 000-31781

The following is the transcript from the investment community conference call conducted by Dr. Kari Stefansson, founder, President, CEO and chairman of deCODE genetics, Inc., Hannes Smarason, executive vice president and senior business officer of deCODE genetics, Inc., and Dr. Michael Flavin, founder, president, CEO and chairman of MediChem Life Sciences, on January 8, 2002.

                                     * * * *

This conference call transcript contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed acquisition of MediChem by deCODE.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that MediChem's business will not be integrated successfully with that of deCODE, costs related to the merger, failure of the shareholders to approve the merger, risks relating to technology and product development, market acceptance, government regulation and regulatory approval processes, intellectual property rights and litigation, dependence on strategic partners, ability to obtain financing, competitive products and other risks identified in deCODE and MediChem's filings with the Securities and Exchange Commission. deCODE and MediChem are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by deCODE and MediChem as soon as practicable. When filed, copies of the proxy statement/prospectus (and other documents filed by deCODE and MediChem) may be obtained free of charge at the Commission's website at www.sec.gov. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

IN ADDITION TO THE PROXY STATEMENT/PROSPECTUS, BOTH DECODE AND MEDICHEM FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS, REGISTRATION STATEMENTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY DECODE OR MEDICHEM AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS. DECODE'S AND MEDICHEM'S FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV.

                                     * * * *

                          DECODE GENETICS INCORPORATED

                                 JANUARY 8, 2002
                                  8:00 A.M. CST

Moderator         Ladies and gentlemen, good day and thank you very much for standing by. Welcome to the deCODE genetics conference call.
                  At this time, all participant lines are in a listen-only mode.
                  Later we will conduct a question and answer session.
                  Instructions will be given at that time. As a reminder, today's conference call is being recorded.

                  I will now turn the conference call over to your host, Mr. Edward Farmer. Please go ahead, sir.

E. Farmer         Thanks. Good afternoon and good morning to those of you
                  joining us in the U.S. and welcome. My name is Edward Farmer, Director of Investor Relations and Communications at deCODE.
                  With me today in Reykjavik are Dr. Kari Stefansson, Founder,
                  President, CEO, and Chairman of deCODE, and Hannes Smarason,
                  Executive Vice President and Senior Business Officer of deCODE. Joining us from Woodridge, Illinois are Dr. Michael
                  Flavin, Founder, President, CEO, and Chairman of MediChem Life
                  Sciences, and John Flavin, MediChem's Executive Vice President and Chief Operating Officer.

                  This morning we issued a press release announcing deCODE's merger with MediChem Life Sciences, and this conference call is designed to provide you with more background on the merger and to give you an opportunity to ask questions.

                  The program for today's call will be as follows. First, Hannes Smarason will review the details of the agreement announced today. Dr. Stefansson will then discuss the strategic advantages of the merger. Dr. Flavin will then discuss MediChem's contribution to the merged company. We will then open the call for questions.

                  I would also like to remind everyone that today's discussion is likely to refer to our vision of the future, and that, therefore, actual results could differ materially from those described. I refer you to the full Safe Harbor statements in this morning's press release. We will be filing a proxy statement prospectus with the Securities and Exchange Commission regarding the merger, and all investors and security holders are urged to read it when it is filed. The definitive proxy statement prospectus should be read before making a decision concerning the merger. This call should not be considered to be an offer to purchase shares of MediChem nor is it an offer to sell shares of deCODE. Hannes.

H. Smarason       Thank you, Edward, and welcome to all of you. This is an
                  important day for deCODE. This morning we are pleased to announce the signing of a definitive agreement for deCODE to acquire MediChem Life Sciences, and we wish to take this opportunity to welcome MediChem staff and its shareholders on board.

                  This acquisition will provide deCODE with comprehensive proteomics and chemistry capabilities to accelerate one of the most important elements in our business strategy, that of developing our growing portfolio of population validated targets into a pipeline of drugs to treat common diseases. This is an integral part of leveraging our success and population genomics to generate maximum value for our shareholders.

                  Before turning the call over to Kari, I wanted to review the details of the transaction, which has already been approved by the Board of Directors of both companies.

                  Under the terms of the agreement, MediChem shareholders will receive .3099 shares of newly issued deCODE common stock in exchange for each MediChem share of common stock. Using deCODE's stock price at the close of business yesterday, this would result in a purchase price of $3.04 per share of MediChem common stock, and implies an equity value of approximately $83.6 million. On a pro forma basis, MediChem shareholders will own approximately 15.7% of the combined companies' capital stock. There is no caller mechanism. The agreement is expected to close in the second quarter of 2002.

                  As a result of this transaction, deCODE expects to issue a total of approximately 8.3 million shares of common stock and assume all outstanding MediChem options. The merger will be accounted for using the purchase method of accounting and is expected to be tax free to MediChem shareholders. The merger is subject to Hart-Scott-Rodino clearance, as well as approval by shareholders. DeCODE and certain shareholders of MediChem representing approximately 63% of the voting rights of the outstanding MediChem common stock have entered into an agreement, by which some shareholders have agreed to vote all of their shares in favor of approval and the option of the merger agreement. DeCODE intends to make the Hart-Scott-Rodino filing later today.

                  With regard to the financial impact of the transaction, we believe that this acquisition will add significant revenue to deCODE's top line in 2002, and will have a moderate impact on our cash burn. More specific information, however, of the transaction's effect on deCODE's financial performance in 2002 and beyond is difficult to give with accuracy at this time. It will be affected largely by how we deploy MediChem's resources for internal programs, as well as if and then how rapidly we add new contracts in this field.

                  I would now like to turn the call over to Kari.

Dr. Stefansson    Thank you all for joining us today. I would like to begin by taking the opportunity to say how pleased I am to be announcing that we will be joining forces with Mike and his team at MediChem. MediChem is an outstanding organization and a great feat for deCODE, and I look forward to what you all believe is a wonderful opportunity for both firms and their shareholders. Together we aim to equip deCODE with fully integrated biopharmaceutical capacity, allowing us to turn our unparalleled records in gene discovery into new drugs to treat many of the common diseases in our society. We believe that this integrated platform will maximize the creation of downstream value from our research and capture it for our shareholders.

                  This acquisition is an important move for deCODE. It is also a logical step in our growth. It is the logical next step in the development and an excellent feat for what we are already doing. MediChem has nearly 15 years' experience and are focused on one goal, that of streamlining their development process for genomics discoveries. We believe that for both companies the merger presents clear strategic advantages for applying our respective skills to build value going forward. The merger reflects our conviction that in creating a true genes to drugs company we are creating a whole that is greater than the sum of its already valuable parts.

                  DeCODE's business strategy is built around one core competence using our unique population resources and data mining tools to understand the genetics of common disease. In this endeavor we have been successful, and I have no hesitation in saying that you would have a very hard time finding another organization anywhere in the world that can match our record when it comes to gene discovery in common disease. We are applying these discoveries across our business model to create products for the market in diagnostics in pharmacogenomics, bio-informatics, and our Clinical Genome Miner.

                  The breadth of our business model provides us with the ability to generate significant revenue from the immediate to the medium and long term. Yet the biggest potential upside from our discoveries lies in the generation of new drugs. Prior to today's announcement, we have pursued this in two ways. In June 2001, we signed an agreement with Gene ... to jointly develop human ... antibody therapeutics against some of our proprietary targets.

                  We have also our alliance with Roche to develop small molecule drugs from our discoveries in 12 diseases, and we have ... in more successful than even ... had there to imagine. But under this alliance, Roche assumes most of this and retains most of their ... any new drugs reach the market.

                  Our acquisition of MediChem allows us to create and retain significantly more of the downstream value in our partnerships, and will also give us the ability to use our significant number of proprietary targets to develop our own pipeline of small molecule therapeutics. A combination with MediChem creates powerful synergies to do this. It brings together our own rival team and tactic discovery effort with a ride to ... proteomics and chemistry skills to create sets of pipeline. For deCODE, MediChem is the right fit at the right time, and I indeed believe that this was absolutely the right move for us at this point in time, not only logical, but necessary.

                  What deCODE brings to the table is our proven skill to use our unique population approach to genomics to identify new drug targets. We are now conducting gene isolation process in 50 diseases, and operate the largest ... genotyping facility in the world. So our population strategies, we are marked towards identifying genes in more than 20 of the most common complex diseases of man. We have also recently filed patents on several hundred new drug targets, which we have discovered by applying our proprietary data mining tools to the sequence of the human genome.

                  We have been able to place these targets within the context of our population data while ... of common diseases using our Clinical Genome Miner. What you are basically doing is after you're using our data mining tools to find new drugs and find new genes in the category that makes drugable targets, and then placing them in the context of genome ... scans for a very large number of diseases. This means that deCODE will have the capability to develop one of the broadest pipelines in the industry built around population-validated targets.

                  In our downstream programs over the past year, we have expanded deCODE's capabilities to identify and validate targets. Our target discovery group comprises know-how in proteomics and functional genomics allowing us to identify additional upstream, downstream, and proximal targets from our discovered genes. We also have the capacity to conduct high throughput screening against our targets, and now identify promising candidates in our work on schizophrenia. Through Encode, our wholly-owned subsidiary, deCODE has the skills and capacity to conduct early stage clinical trials.

                  MediChem's expertise and capabilities begin right where our own downstream efforts leave us, offering excellent synergies with virtually no overlap. First, MediChem's expertise in proteomics brings us highly skilled molecular biology and proton crystallography teams, as well as unique technologies for conducting high-throughput and ... analysis of all proton structures.

                  Its subsidiary, Advanced X-Ray Analytical Services, for example, will give deCODE access to Argonne National Laboratories' Advanced Proton Source, one of only a handful of ... x-ray beams in the world. These are unique assets that we can put to work immediately. It's very important for us to have an opportunity of using structural biology as a lead into direct development because, as you all know, there is only a certain percentage of targets that are really screenable using high-throughput screening.

                  Chemists with the expertise of MediChem's 107 chemists will provide us with comprehensive capabilities for identifying, optimizing, and manufacturing small molecule compounds against our targets. These include lead discovery and optimization, combinatorial, computational, and medicinal chemistry, chemical process development, and scale up for clinical trials. MediChem has the capability to manufacture up to ten kilograms of DLP ... pre-clinical and clinical compounds, in addition to the merger being state-of-the-art U.S. facilities, including MediChem's 100,000 square foot discovery center in Woodridge, Illinois.

                  This merger will, therefore, give deCODE the capacity to develop a fully integrated discovery to drugs ... across its disease and target discovery programs, and it will help us to achieve one of the more elusive goals of genomics that were actually shortening the drug development process. DeCODE is already able to go from family stratus to genetics of common disease to high-throughput screening against population validated targets in three years as we did in schizophrenia. Utilizing our advanced discovery work in many of our in-house programs like Parkinson's, ... psoriasis, I would not be surprised if we had a proprietary candidate in the clinics within three years.

                  I would add that our acquisition of MediChem also brings with it the possibility of generating significant value in the near term as well, but I already said the goal of this merger is to maximize value from our discoveries. That means that we will not be pursuing all of our opportunities on our own. In a very competitive marketplace, each disease area and candidate compound presents partnership opportunities, but we will consider exploiting at this stage in development that makes the most business sense. What this basically means is that every time we make a transition from one stage to another in our programs, it is a business decision as to whether we license out our compounds or our proton ... at that point in time.

                  This regards MediChem's capabilities, and will enable deCODE to pursue much more lucrative partnerships with increased value added from our end, and therefore, with much more upside when it comes to capturing revenue from sales in the marketplace.

                  We intend not only to continue to provide services to MediChem's existing partners, but also to leverage those partnerships to create powerful new alliances with pharmaceutical and biotech companies. MediChem's current list includes a number of the world's leading companies in the industry including, Pharmacia, Bristol-Myers with Pfizer, ..., Seneca, GlaxoSmithKline, Lilly, Amgen, Johnson & Johnson, 3M Pharmaceuticals, Rigel, Neurocrine, Degussa, Elitra, and Allergan.

                  I would also like to make one final point. For all its alliances, capabilities, and facilities, MediChem's most valuable asset is its people, scientists, and we look forward to integrating MediChem's management and staffing to the deCODE family.

                  In all of this work, the core resource, the most important resource, are their people, the scientists. Indeed, we welcome all of the people from MediChem into their deCODE operation, and we are absolutely convinced that we will be able to function well together.

                  I would like to close my remarks by underscoring that this is indeed an auspicious state for deCODE. I believe that in adding MediChem's strengths to our own we are generating a very powerful integrated engine for applying genomics to create new products to improve health and to create value for our shareholders. So we are indeed, with this merger, we are putting together an organization that is going to deliver on the promise for using genetics to bring new and better drugs faster to the market.

                  Now I would like to turn the call over to Dr. Michael Flavin, the CEO, President, and Chairman of MediChem. Mike, please.

Dr. Flavin        Thank you, Hannes. Good morning and welcome to all of you from
                  Chicago. I just wanted to say how pleased we at MediChem are to be joining forces with deCODE, and to put our skills and experience to work to create what we think will become one of the world's leading genes to drugs organizations. I think this is also an excellent opportunity to create value for our shareholders.

                  I would like to echo Kari and Hannes' view that deCODE is an exceptionally good fit for MediChem. DeCODE has a proven and unparalleled platform for generating gene discoveries and targets from population genetics. What MediChem provides are the creative scientists, proprietary technologies, and state-of-the-art facilities to bring these discoveries much further downstream and capture maximum value from the major potential upside in genomics, which is proprietary drug development.

                  Since our founding in 1987, we at MediChem have been pioneers in providing integrated drug discovery and development services to the biopharmaceutical industry. We have built up cutting edge, integrated chemistry expertise from lead identification all the way through scale-up. With our extensive experience, we have built up a client list that we are proud to say features a range of industry leaders.

                  More recently, we have been very actively complementing our chemistry capabilities with structural biology expertise and technologies. We have brought these two elements together with a single-minded focus, to streamline the process of turning genomics discoveries into candidate drugs ready for clinical trials. In coming together with deCODE, we believe that we will be able to leverage this capacity and create a company that can efficiently develop its own pipeline of new small molecule drugs.

                  As part of an integrated genes to drugs company, we will be able to capture more value from new drug discovery collaborations by providing proprietary content and by enabling us to partner at more advanced stages of the development process. Because of the tight synergy between deCODE's and MediChem's areas of expertise and the lack of overlap that we have in technologies, facilities or personnel, we believe that the integration process will be smooth. This will allow us to continue to serve our existing clients at the same time we begin downstream work on deCODE's target portfolio.

                  Our merger with deCODE is an excellent opportunity to create one of the world's leading bio-pharmaceutical companies and to maximize MediChem's ability to generate value for shareholders. We are very much looking forward to working with the deCODE team. Kari.

Dr. Stefansson    Mike, thank you. I would now like to turn the call over to the questions.

Moderator         First question in queue is from the line of [Caller 1]. Please go ahead.

Caller 1 Hi. I think that MediChem said that it would be slightly EBIT/DA negative in 2002. There must be some synergies in acquiring the business. Does it become slightly EBIT/DA positive when you acquire it?

H. Smarason       I think what MediChem had guided previously was that they
                  would be, basically, EBIT/DA break even in 2002, if I'm not mistaken at reading the press release from the company. I'm sure there will be some synergies between the two companies.
                  However, the key that will determine the eventual financial outcome, as we alluded to in our introduction, will be the extent to which we can decide to invest in our own proprietary drug development.

Dr. Stefansson    What Hannes is basically saying is that it depends a little bit on how much excess capacity MediChem has for the moment.
                  Capacity on serving the client to allow it to break even this year, according to prediction. This all depends on how quickly we fold the MediChem operation into the work on our target portfolio.

Caller 1 A second question is do you intend to grow the MediChem business or to leave it flat or to shrink it?

Dr. Stefansson    We do not plan to base our future as a company or on a
                  chemistry service. What we plan to do is to build out the future of this part of our business on the development of drugs. So I expect that we will not grow, dramatically at least, the service business. Whether we will shrink it will depend somewhat on what the demand for it will be, and then how easy it will be for us to increase the number of chemists in the company to serve the internal programs, but we'll have to see how that develops. The primary goal is to grow the capacity to develop our own drugs.

Caller 1          Thank you very much.

Moderator         The next question is from [Caller 2]. Please go ahead.

Caller 2 Hello and congratulations all. I'm glad to see that you were able to bring in those medicinal chemistry capabilities to the company. Quick question. With respect to the way MediChem now positions you for future collaboration, does this strengthen your negotiating position, and how does it adjust or position you with MediChem's existing client base?

Dr. Stefansson    It definitely strengthens our negotiation position when it comes to the drug development programs because we have now the possibility of taking these programs farther down the line. We don't have to part with them once the target has been validated. We can take them further down stream. We can take them all the way to the market with our current capacity. It certainly strengthens our negotiating position.

                  I expect having brought in MediChem is going to strengthen our position when it comes to the current triumphs or of MediChem because we have done fairly good due diligence on the MediChem clients and they seem, without exception, to be very pleased with the services that they've gotten. I believe that gives us a foothold on an additional large number of companies for other programs.

Caller 2 Excellent. One other quick follow-up question with the respect to the drug development capabilities beyond target discovery in terms of either regulatory or anything along those lines. Do they bring capabilities there?

Dr. Stefansson    We certainly have to increase the depth, the talent, and
                  resources that we have when it comes to the regulatory, etc.
                  Once we bring our drugs into...we have to recruit more in that area. We are in the process of looking at people.

Caller 2          Excellent. Congratulations and happy new year.

Moderator         Thank you. Our next question is from [Caller 3]. Please go ahead.

Caller 3 Good morning. I have two questions. The first is about what is the management structure going to look like going forward, particularly with the integration of MediChem? Secondly, can you give us the number of or what percentage of the about 107 chemists at MediChem that will be working on proprietary projects, and how does this change over time?

M. Flavin         We anticipate to operate MediChem for the time being as a
                  wholly-owned subsidiary of deCODE, and are going to be working with the management team there to facilitate an effective structure...or integration of the two companies. Clearly, as Kari alluded to earlier, there are some key skills that we will continue to augment to strengthen the joint teams at deCODE and at MediChem in select fields as the project needs arise.

                  I think we anticipate in the first instance deploying about 30 or so of the chemists that MediChem has on hand for proprietary projects. That's kind of what we can map out, if you will. Obviously, those projections will then change as we get into the area and begin to work. That's kind of a rough estimate at this point in time.

Caller 3          Thank you.

Moderator         The next question is from [Caller 4].  Please go ahead.

Caller 4 Actually, a couple of my questions have been answered, but first of all, congratulations. What an exciting move for both companies. Can you touch a little bit more on, I think you just said you have 30 chemists aboard?

H. Smarason       No. We said we would deploy about 30 of the 107 chemists that
                  MediChem has to proprietary projects. That was the message we were trying to convey.

Caller 4 Okay. You have 107 now. What is the breakdown between combinatorial chemists, medicinal, computational, and so on?

Dr. Stefansson    Mike, if you would answer this question.

M. Flavin         Sure. As far as the breakdown of chemists we have on our
                  staff, of the 107 approximately 80 are medicinal chemists, and the remainder are involved with both combinatorial and computational history. Those two fields work very closely together because combinatorial and computational history have various overlaps in drug discovery.

Caller 4 Can you, again, go over your scale-up and/or manufacturing capabilities?

M. Flavin         Yes. We have a number of highly skilled clients that
                  specialize in developing processes that allow us to scale up the production of important pre-clinical and clinical candidates. We also have invested heavily in the facilities necessary to conduct the scale-up operation, so we have yet opportunity to utilize proprietary technologies, such as automated process development, bio analysis, and other techniques to perfect ways of scaling up chemical reaction and then carrying them out larger scale and produce up to ten kilogram of...compound necessary for chemical...and clinical trial use.

H. Smarason       Then, of course, our partnership with Degussa allows us to extend into larger scale manufacturing...for the company.

Caller 4 Great. Finally, what were some of the estimates or projections on the Street for revenues in 2002?

M. Flavin         For 2002, we at deCODE actually have not given out any
                  specific guidance. I think MediChem had previously guided in the fall that they were anticipating revenues in the range of $23 to $25 million for 2002.

Caller 4          Great.  Thank you again and congratulations.

Moderator         Next question is from [Caller 5].  Please go ahead.

Caller 5 Congratulations. I don't know if you've talked to customers yet, but I was wondering what you thought MediChem customers may think about the transaction. If you expect any customers to leave, and if that happens, what effect that would have on the transaction?

Dr. Stefansson    Our assumption, having done some assimilation of this
                  question, is that we will not lose any customers over this because of this transaction. We actually expect that this transaction will allow us to extend our relationship with the current clients rather than diminish it. Having said that, we also, as Hannes indicated before, we need to begin to move some of that capacity that MediChem is now using for service work into our own proprietary development.

Caller 5 Right, and if you did see some customers leave, if their competitive products with deCODE or customers leave because they realize their service may eventually get diminished, you needing the service yourselves, is that a problem for transaction or if customers leave...?

Dr. Stefansson    No, it is something that has been a part of the transaction from the beginning. We are doing this deed because we do need the capacity for our own development, so we look at it as achieving the goal when we move resources into our own drug development. Whether or how much the service will be reduced will be dictated by how we see time we will have where we could...a good chemist to attend to the service. At the same time, we move resources into our own drug development, and then also how that is going to fit in with everything else we're doing in the company. The goal is not to run this company as a chemical service company. The goal is to put emphasis on that proprietary drug development.

Caller 5 So it sounds like loss to customers is not a problem. Are there any revenue targets or net income targets, cash flow targets, that have to be met according to the merger agreement?

M. Flavin         No.

Caller 5          Thank you.

Moderator         The next question will come from [Caller 6]. Please go ahead.

Caller 6 Two questions, I believe, for Mike. Mike, could you talk about the current utilization of your 107 chemists? Do you have the ability to shift them to deCODE projects relatively quickly? Secondly, can you update us on your revenue mix? What's the percent of your revenues that are coming from the large pharma company versus the smaller biotech companies that would be considered to be competitive of deCODE?

M. Flavin         Sure. Regarding the first question, [Caller 6], about
                  utilization, currently we're quite heavily utilized of the 90% utilization level that we've worked very hard, as you know, to achieve over the last several months. I think that our ability immediately to...chemists or...projects will occur over the next three to six months. As you can see, we have some spare capacity to roll into projects right away, but I think that as specific projects that we're on right now continue to finish up, we'll be able to... additional...over the next month period of time.

                  Considering the ... will take another two to two and a half month transaction will be closed, we'll be able to plan for this in the next several weeks in order to free up that number of chemists that we have on board to carry out the deCODE projects. Keep in mind that we also have a very active recruiting program as well, and can draw some excellent chemical talent here in the Chicago area, as well as around the Midwest, so we also believe that we can continue to staff up our scientific staff, molecular biology, protein crystallographer, and chemistry, in order to meet the ongoing needs of both of our contract business and the drug discovery needs for deCODE.

H. Smarason       As far as...business, [Caller 6], it's consistent with what we reported in the past. Roughly 55% to 60% is coming from large...and coming from biotechnology genomics.

Caller 6          Great.  Thank you.

Moderator         We have a question from the line of [Caller 7].  Please go ahead.

Caller 7 Good morning and congratulations. MediChem had some interesting technology being developed in the area of...crystallography. I was wondering if you plan to continue the development of this platform?

Dr. Stefansson    Absolutely. No question about it. It's very important. If you think about our ability to utilize the targets that come out for the genomics, we have to prepare ourselves for dealing with tactics that are not easily dealt with...screening where we'll have to use a structural-based approach to their
                  development. We are talking in terms of an outfit that has been focusing on GPCR when it comes to..., and although the
                  GPCRs have been the class of targets where people felt the largest measure of success when it comes to screening, still only a small minority of them have been successfully screened again, so we will have to begin to develop new methods of....
                  I think that the structural biology is an extraordinarily important part of this, very important part of this, and we will certainly support that very strongly.

Caller 7 Very good. Along those lines, what do you anticipate happening with the contract at the advanced photon source? I'm assuming that will continue also?

Dr. Stefansson    That will definitely continue.  It's a very important part of
                  it.

M. Flavin         ... fully ... of being able to continue that relationship to develop further.

Caller 7          Very good.  Thank you very much.

Moderator         A question from the line of [Caller 8].  Please go ahead.

Caller 8          Good afternoon, Kari, Hannes, and others. You said you're
                  going to focus.... You implied you're going to focus on GPCRs.
                  Which particular therapeutic areas are you...?

Dr. Stefansson    Ian, what I said is that structural biology group has been focusing on GPCRs. As we have discussed before, what we are going to do in deCODE of the drug development...deCODE is that we are letting the genetics find for us the low hanging fruit rather than doing it through the classical approach of letting the therapeutic discipline do so. So instead of being
                  faithfully married to particular therapeutic discipline and have to live with the targets that come through them, we are working on the genetics of about 50 diseases, and we will let the genetics bring us the low hanging fruits, the targets that makes more sense that fits in their basket, clinical
                  categories that are most drugable....

Caller 8 Okay. My real question in this respect was can you just tell us which gene discoveries you think are most interesting to you initially? I think it's three or so that you intend to focus on. Could you give us some idea of the genes and the diseases?

Dr. Stefansson    I would prefer not to discuss the varied diseases that we want to begin with. There are certain sort of contractual issues that make it difficult for me to discuss them at this point in time. But these are A+ targets and big in clinical categories where we feel very confident that we will have maximum probability of success.

Caller 8 A follow-up question. I'm going to ask a question that's already been asked several times, but in a slightly different way. MediChem's current revenues, could you give a breakdown of the types of chemistry that are involved? Is it provision of libraries? Is it scale-up chemistry? Is it development process chemistry? How do your revenues break down at the moment?

J. Flavin         John Flavin from MediChem. Our two primary areas of focus
                  across clinical chemistry are in the areas of medicinal
                  chemistry, structural proteomic,..., and development.... Our revenues break down evenly across those primary chemistry
                  areas.... in discovery chemists...for genomics and 50% coming from development, we're taking...out of....

Caller 8 I'm afraid I didn't catch all of that, but I think you said approximately 50% development chemistry and the other 50% discovery chemistry. Is that correct?

M. Flavin         Correct.

Caller 8          Thank you.

Moderator         We have a follow up from [Caller 9].  Please go ahead.

Caller 9 I'm sorry, I know you answered this question. I just probably didn't catch that properly. MediChem, what percent of customer base is genomic companies?

M. Flavin         Our breakdown is 60% coming from large pharmaceutical
                  companies, 40% coming from..., traditional biotechnology, bioceutical firms as well as genomic companies. Pure genomic companies that would fit into that mix are between 3% and 5% of overall revenue.

Caller 9          Thank you.

Moderator         We have no further questions at this time.

Dr. Stefansson    If there are no more questions, I would like to bring this call to an end. Thanks very much for listening in.

M. Flavin         Thank you.

Moderator         Ladies and gentlemen, that concludes your conference for
                  today. We thank you for your participation. Thank you for using AT&T Executive Teleconference Service. You may now disconnect.

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